Exhibit 3.l(a)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

People’s United Financial, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: At a meeting of the Board of Directors of People’s United Financial, Inc. held on February 18, 2016, the Board approved a proposed amendment of the Third Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that such amendment be submitted to a vote of stockholders at the corporation’s 2016 annual meeting of stockholders. The proposed amendment replaces Section 5.07 of the corporation’s Third Amended and Restated Certificate of Incorporation in its entirety with the following:

SECTION 5.07. REMOVAL OF DIRECTORS. Any or all of the directors (subject to the provisions of Section 5.04 of this Certificate of lncorporation relating to directors elected by holders of shares of one or more series of Preferred Stock) may be removed at any time, with or without cause, and any such removal shall require the vote, in addition to any vote required by law, of not less than two thirds (66.67%) of the total votes eligible to be cast by the holders of all of the outstanding shares of Capital Stock entitled to vote generally in the election of directors at a meeting of shareholders expressly called for that purpose, voting together as a single class.

SECOND: At the corporation’s annual meeting of stockholders held on April 21, 2016, the necessary number of shares were voted in favor of the amendment.

THIRD: Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of April, 2016.

By:
Authorized Officer
Title:	Assistant Secretary
Name:	Eric J. Appellof